United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs on the hiring of expert panel, by the American law firm Skadden, to assist in the investigation of the causes of the dam breach in Brumadinho

Rio de Janeiro, February 8th, 2019 — Vale S.A. (the “Company”) announced today that its counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) will retain on behalf of and at the direction of Vale, the following four outside experts (collectively, the “Expert Panel”) who will provide an assessment of the technical causes of the rupture of Dam I in Brumadinho, Minas Gerais:

Dr. Peter K. Robertson, Technical Advisor, Gregg Drilling & Testing, Inc., and Professor Emeritus, University of Alberta; Chairperson of Expert Panel

Dr. Lucas de Melo, Senior Principal Engineer at Geosyntec Consultants, and Lecturer, The Johns Hopkins University;

Dr. David J. Williams, Golder Professor of Geomechanics and Director of Geotechnical Engineering Centre, School of Civil Engineering, University of Queensland; and

Dr. G. Ward Wilson, Professor of Geotechnical and Geoenvironmental Engineering, University of Alberta.

The Company also announced that it is clarifying the previously disclosed roles of Skadden and the Expert Panel. Skadden was retained as legal counsel to the Company to provide legal advice regarding the rupture of Dam I in Brumadinho, Minas Gerais.  The Expert Panel, which will work on a privileged basis at the direction of Skadden to assist it in rendering legal advice to the Company, will provide an assessment and report of the technical causes for the rupture of the dam.  In so doing, the Expert Panel will utilize its professional expertise and judgment.  Neither Skadden nor the Expert Panel will undertake their work independent of the Company and are not retained by the Extraordinary Independent Consulting Committee for Investigation.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 8, 2019		Director of Investor Relations